United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

HollyFrontier Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-3876	75-1056913
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2828 N. Harwood, Suite 1300 Dallas, Texas	75201-1507
(Address of principal executive offices)	(Zip Code)

Denise C. McWatters Senior Vice President, General Counsel and Secretary HollyFrontier Corporation 2828 N. Harwood, Suite 1300 Dallas, Texas 75201 (214) 871-3555
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Overview

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to HollyFrontier Corporation and its consolidated subsidiaries.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen. To this end, we have adopted a company policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy has been communicated to our relevant suppliers and posted on our website. As used herein and in the Conflict Minerals Policy, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Implement and communicate to their personnel and suppliers a Conflict Minerals policy that is consistent with our Conflict Minerals Policy;

2.	Put in place procedures for the traceability of Conflict Minerals;

3.	Where possible, source Conflict Minerals from smelters and refiners that are validated as being conflict free;

4.	Provide us with written certifications and other information concerning the origin of the Conflict Minerals supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

5.
Establish policies, due diligence frameworks and management systems that are consistent with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; and

6.	Require their suppliers to adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.

Potential Applicability of the Conflict Minerals Rule to Our Company

We are principally an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel, jet fuel, specialty lubricant products and specialty and modified asphalt. Given the nature of our products, our in-scope usage of Conflict Minerals is de minimis relative to our total materials content. However, some of the products that we manufacture, including gasoline and diesel fuel, may contain trace amounts of catalyst residue that contain tin and/or tungsten. Based on the information provided by our suppliers and known to us, for 2013, we do not believe that any of our potentially in-scope products contained tantalum or gold.
We do not specify the use of Conflict Minerals in the catalysts that we purchase and believe that we are many levels removed from the mines and smelters that produce the Conflict Minerals contained in our catalysts. We therefore have limited influence over these upstream actors. Furthermore, because of competitive factors affecting our supplier base, we have significant difficulty identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.
Conflict Minerals Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available under the Investor Relations tab at http://www.hollyfrontier.com/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HOLLYFRONTIER CORPORATION (Registrant)

By:	/s/ Denise C. McWatters
Name:	Denise C. McWatters
Title:	Senior Vice President and General Counsel

May 30, 2014

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EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.

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